Exhibit 99.8

Electra Meccanica Releases Sneak Peek of 2019 SOLO

VANCOUVER, April 23, 2018 /PRNewswire/ - Electra Meccanica (OTCQB: ECCTF), a leading edge designer and manufacturer of electric vehicles, today released a recent image of the new 2019 SOLO, an all-electric commuter vehicle. The 2019 SOLO now features LED headlights and air conditioning as standard items in this latest model, and additional features and enhancements will be announced before official deliveries begin in two initial markets, California and British Columbia, starting in September of 2018.

"We are hard at work at Electra Meccanica, constantly enhancing our revolutionary SOLO that will change the way people drive. The additions to our standard package improve the driving experience for passengers while increasing the value of the vehicle," said Jerry Kroll, CEO of Electra Meccanica. "As our business grows, we are exploring new manufacturing facilities in the U.S., Europe and India, while manufacturing continues as previously announced in Canada and China. We hope our current and future customers are as excited as we are to see the beautiful 2019 SOLO, and we look forward to delivering the vehicles later this year."

Electra Meccanica's SOLO is an all-electric, single-passenger, commuter vehicle launched by the company last September. With a 100-mile range, the SOLO is designed to get owners to and from work and around town as needed at minimal expense. The Tofino, our second model, will be the world's newest open-air, all-electric roadster when it is revealed later this year. Online deposits can be made for both vehicles on the company's website, www.emvauto.com.